Exhibit 99.57
Golder Associates Inc.
4730 N. Oracle Road, Suite 210
Tucson, AZ 85705
phone: (520) 888-8818 fax: (520) 888-8817
mpegnam@golder.com
CERTIFICATE OF QUALIFIED PERSON
Michael L. Pegnam
1.	I, Michael L. Pegnam, P.E., am a Professional Engineer and Senior Engineer of Golder Associates Inc. of Tucson, Arizona.
2.	I am a member of the Society for Mining, Metallurgy and Exploration Inc. and a member of the American Society of Civil Engineers.
3.	I graduated from the University of Arizona in 1992 with a Bachelor of Science degree in Geological Engineering and from the University of California, Berkeley in 1994 with a Master of Science degree in Geotechnical Engineering. I have practised my profession continuously since 1994.
4.	I am a Professional Engineer in good standing in the State of Arizona in the area of Civil Engineering. I am also registered as a professional engineer in the states of California and New Mexico.
5.	As a result of my experience and qualifications I am a Qualified Person as defined in National Instrument 43-101.
6.	I am presently a Senior Engineer for Golder Associates Inc.
7.	I am responsible for the geotechnical foundation recommendations for the report titled “Peñasquito Feasibility Study Geotechnical Characterization Report, Heap Leach Facility, Waste Rock Piles, Tailings Impoundment, and Plant Site Foundation Recommendations” dated September 22, 2005. This report is included as an appendix to the technical report titled “Peñasquito Feasibility Study 100,000 MTPD” dated July 27, 2006 (the “Technical Report”) relating to the Peñasquito Project. I understand that changes have been made to these facilities since the September 22, 2005 report was published and I will have the opportunity to review and revise the geotechnical recommendations based on the new locations of the facilities as they become available. I have not visited the Peñasquito property.
8.	I have had no prior involvement with the property that is the subject of Technical Report.

9.	I am not aware of my material fact or material change with respect to the subject matter which is not reflected in this report, the omission to disclose which would make this report misleading.

10.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.
11.	I have read National Instrument 43-101, Form 43-101F1, and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.
Dated this 25th day of  September, 2006.

Michael L. Pegnam
Michael L. Pegnam, P.E.
Senior Engineer
QUALIFIED PERSON